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Division of Corporation Finance	Milan	Washington, D.C.
100 F Street, N.E.
Washington, D.C. 20549-6010	File No. 045639-0015

Attention:	Kevin L. Vaughn
Martin James
Eric Atallah

Re:	Thoratec Corporation
Form 10-K for the Fiscal Year Ended January 2, 2010
Filed February 24, 2010
Form 10-Q for the period ended October 2, 2010
File No. 0-49798

Ladies and Gentlemen:

On behalf of Thoratec Corporation (“Thoratec” or the “Company”), we confirm receipt of the letter dated December 21, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Form 10-K for the fiscal year ended January 2, 2010 (the “Form 10-K”) and the above-referenced Form 10-Q for the period ended October 2, 2010 (the “Form 10-Q”).  We are responding to the Staff’s comments on behalf of Thoratec, as set forth below.  The Staff’s comments are set forth below in bold and numbered to correspond to the numbered comments in the Staff’s letter.  Thoratec’s responses follow each of the Staff’s comments.

Form 10-K for the year ended January 2, 2010

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

Contractual Obligations, page 47

1.                                      We note from your disclosures on page 60 that you have recorded a liability for your deferred compensation plan.  Please revise future filings to provide details regarding the timing on any future payments under your deferred compensation plan.  To the extent that you cannot reasonably estimate such payments, please revise future filings to clearly disclose why you are unable to make such estimates. Refer to Item 303(a)(5) of Regulation S-K.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will include in its future filings the requested details, including, to the extent applicable, disclosure regarding why it is unable to reasonably estimate future payments.

Note 1.  Operations and Significant Accounting Policies, page 57

— Revenue Recognition and Product Warranty, page 60

2.                                      We note your disclosure here that sales to distributors are recorded when title transfers, which is consistent with the first sentence of your revenue recognition disclosure.  Please revise future filings to clarify this disclosure by explaining when title transfers on your sales to distributors.  Please also revise to clarify how you consider the other criteria for revenue recognition on sales to distributors.  Discuss any post-shipment obligations or pricing considerations for any sales to distributors.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will include the requested clarifications and discussion in its future filings.

Note 10.  Long-Term Debt, page 71

3.                                      We note that in accordance with FASB ASC 470-20 (FSP APB 14-1) you revised your accounting for convertible debt instruments that may be settled in cash. As necessary, please ensure that in future filings your Independent Registered Accounting Firm’s report describes any material changes in your financial statements that resulted from a change in accounting principle.  Refer to paragraph 8 of PCAOB Auditing Standard 6.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that in the Company’s Form 8-K filed on June 11, 2009, which was filed in connection with the Company’s filing of a Form S-4 (File No. 333-159034), the adoption of FASB ASC 470-20 (FSP APB 14-1) was reflected on a retrospective basis in the Company’s financial statements and reference was made to such adoption in the report of its Independent Registered Public Accounting Firm dated February 27, 2009 (June 10, 2009, as to the effects of the retrospective adoption of Financial Accounting Standards Board Staff Position No. APB 14-1, Accounting for Convertible Debt Instruments that May be Settled in Cash Upon Conversion as disclosed in Note 1 therein).  As a result, the Company believes and respectfully submits to the Staff that a reference to the Company’s adoption of FASB ASC 470-20 (FSP APB 14-1) was not required in its Form 10-K for the fiscal year ended January 2, 2010.

Form 10-Q for the quarter ended October 2, 2010

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Critical Accounting Policies, page 27

Valuation of Share-Based Awards, page 29

4.                                      We note your disclosure that in computing your expected volatility in valuing your option awards you use a combination of historical and market-based implied volatility. This appears to be a change from your policy at the end of fiscal year 2009 in which you disclose that you use historical volatility for determining your expected volatility.  Please revise your future filings to include a discussion of the basis for your conclusions regarding the extent to which you used historical volatility and implied volatility.  Please also summarize your evaluation of the factors in Question 3 and Question 6 of SAB Topic 14.D.l.  Refer to Question 5 of SAB Topic 14.D.1.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will include in its future filings the requested discussion of the basis for its conclusions regarding the extent to which it used historical volatility and implied volatility in determining expected volatility.

In further response to the Staff’s comment, to summarize the Company’s evaluation of the factors in Question 3 and Question 6 of SAB Topic 14.D.1, the Company supplementally advises the Staff that in the first quarter of 2010, the Company changed its accounting estimate for calculating expected volatility from solely using historical volatility trends to incorporating a combination of historical volatility trends and market-based implied volatility. In 2010, the Company made the decision, based on then current market conditions, to incorporate implied volitility into its calculation.

The Company determined that the market for the Company’s options is reflective of the current environment in which the stock is trading and is an indicator of expected volatility.  Therefore, the Company respectfully advises the Staff that the Company believes a combination of the historical volatility over the expected lives of the stock options granted by the Company and the implied volatility of exchange-traded options best reflects the expected volatility of the Company’s common stock going forward.

In determining the extent of use of implied volatility, the Company considered: (i) the volume of market activity of traded options; (ii) the ability to reasonably match the input variables of traded options to those of stock options granted by the Company, including the date of grant; (iii) the similarity of the exercise prices; and (iv) the length of term of traded options.

* * * * *

Please do not hesitate to contact the undersigned by telephone at (650) 463-2677 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Kathleen Wells

Kathleen Wells
of LATHAM & WATKINS LLP

cc:	David V. Smith, Thoratec Corporation
David A. Lehman, Thoratec Corporation
Jason Throne, Thoratec Corporation
Tad J. Freese, Latham & Watkins LLP

January 6, 2011

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-6010

Attention:                                         Kevin L. Vaughn

Martin James

Eric Atallah

Re:                             Thoratec Corporation
Form 10-K for the Fiscal Year Ended January 2, 2010
                Filed February 24, 2010
Form 10-Q for the period ended October 2, 2010
File No. 0-49798

Ladies and Gentlemen:

Pursuant to the comment letter received by Thoratec Corporation (the “Company”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 21, 2010, with respect to the above-referenced Form 10-K and Form 10-Q, the Company hereby acknowledges that:

•                 the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                 Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                 the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Kathleen Wells of Latham & Watkins LLP, counsel to the Company, by telephone at (650) 463-2677 if you have any questions regarding this acknowledgment letter.

Very truly yours,

/s/ David V. Smith

David V. Smith
Executive Vice President and Chief Financial Officer